SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

         ---------------------------------------------------------------

                                SCHEDULE 13D/A-1

                    Under the Securities Exchange Act of 1934



                               THEGLOBE.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88335R101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          DONALD E. THOMPSON, II, ESQ.
                               PROSKAUER ROSE LLP
                          2255 GLADES ROAD, SUITE 340W
                            BOCA RATON, FLORIDA 33431
                                 (561) 241-7400
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  MAY 22, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------------------------  --------------------------------------
CUSIP NO.  88335R101                                  PAGE 2 OF 16
----------------------------------------  --------------------------------------

-------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS            Dancing Bear Investments, Inc.
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      |_|
                                                                    (b)      |X|
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*                                              WC
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Florida
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                           -0-
    SHARES        --------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER                         11,760,010(1)
  OWNED BY        --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER                      -0-
  REPORTING       --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER                    11,760,010(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   11,760,010(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [  ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      32.1%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                             CO
--------------------------------------------------------------------------------

(1) Represents (i) 5,523,588 shares of common stock of the Issuer and (ii) warrants to acquire 6,236,422 shares of common stock, subject to certain anti-dilutive adjustment mechanisms.

                                  SCHEDULE 13D
----------------------------------------  --------------------------------------
CUSIP NO.  88335R101                                  PAGE 3 OF 16
----------------------------------------  --------------------------------------

-------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS            E&C Capital Partners, LLLP
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      |_|
                                                                    (b)      |X|
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*                                              WC
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Florida
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                           -0-
    SHARES        --------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER                         33,333,316(1)
  OWNED BY        --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER                      -0-
  REPORTING       --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER                    33,333,316(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   33,333,316(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [  ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      52.3%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                             PN
--------------------------------------------------------------------------------

(1) Represents (i) 333,333 shares of Series F Convertible Preferred Stock of the Issuer, which is convertible at any time into 16,666,650 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, (ii) warrants to acquire 7,222,222 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, and (iii) a $750,000 Convertible Note, which is convertible at any time into approximately 9,444,444 shares of common stock, subject to certain anti-dilutive adjustment mechanisms.

                                  SCHEDULE 13D
----------------------------------------  --------------------------------------
CUSIP NO.  88335R101                                  PAGE 4 OF 16
----------------------------------------  --------------------------------------

-------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS            The Michael S. Egan Grantor
                                                  Retained Annuity Trust F/B/O
                                                  Sarah Egan Mooney, Michael
                                                  S. Egan, Trustee
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      |_|
                                                                    (b)      |X|
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*                                              PC
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION                  United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                           -0-
    SHARES        --------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER                         2,007,000(1)
  OWNED BY        --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER                      -0-
  REPORTING       --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER                    2,007,000(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   2,007,000(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [  ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      6.2%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                             00
--------------------------------------------------------------------------------

(1) Includes a $200,000 Convertible Note, convertible at anytime into 2,000,000 shares of common stock, subject to certain anti-dilution adjustment mechanisms.

                                  SCHEDULE 13D
----------------------------------------  --------------------------------------
CUSIP NO.  88335R101                                  PAGE 5 OF 16
----------------------------------------  --------------------------------------

-------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS            The Michael S. Egan Grantor
                                                  Retained Annuity Trust F/B/O
                                                  Riley Martin Michael Egan,
                                                  Michael S. Egan, Trustee
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      |_|
                                                                    (b)      |X|
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*                                              PF
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION                  United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                           -0-
    SHARES        --------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER                         2,014,000(1)
  OWNED BY        --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER                      -0-
  REPORTING       --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER                    2,014,000(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   2,014,000(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [  ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      6.2%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                             00
--------------------------------------------------------------------------------

(1) Includes a $200,000 Convertible Note, convertible at anytime into 2,000,000 shares of common stock, subject to certain anti-dilution adjustment mechanisms.

                                  SCHEDULE 13D
----------------------------------------  --------------------------------------
CUSIP NO.  88335R101                                  PAGE 6 OF 16
----------------------------------------  --------------------------------------

-------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS            The Michael S. Egan Grantor
                                                  Retained Annuity Trust F/B/O
                                                  Eliza Shenners Egan,
                                                  Michael S. Egan, Trustee
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      |_|
                                                                    (b)      |X|
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*                                              PF
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION                  United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                           -0-
    SHARES        --------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER                         2,007,000(1)
  OWNED BY        --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER                      -0-
  REPORTING       --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER                    2,007,000(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   2,007,000(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [  ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      6.2%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                             00
--------------------------------------------------------------------------------

(1) Includes a $200,000 Convertible Note, convertible at anytime into 2,000,000 shares of common stock, subject to certain anti-dilution adjustment mechanisms.

                                  SCHEDULE 13D
----------------------------------------  --------------------------------------
CUSIP NO.  88335R101                                  PAGE 7 OF 16
----------------------------------------  --------------------------------------

-------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS            The Michael S. Egan Grantor
                                                  Retained Annuity Trust F/B/O
                                                  Catherine Lewis Egan,
                                                  Michael S. Egan, Trustee
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      |_|
                                                                    (b)      |X|
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*                                              PF
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION                  United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                           -0-
    SHARES        --------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER                         2,014,000(1)
  OWNED BY        --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER                      -0-
  REPORTING       --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER                    2,014,000(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   2,014,000(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [  ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      6.2%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                             00
--------------------------------------------------------------------------------

(1) Includes a $200,000 Convertible Note, convertible at anytime into 2,000,000 shares of common stock, subject to certain anti-dilution adjustment mechanisms.

                                  SCHEDULE 13D
----------------------------------------  --------------------------------------
CUSIP NO.  88335R101                                  PAGE 8 OF 16
----------------------------------------  --------------------------------------

-------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS            The Michael S. Egan Grantor
                                                  Retained Annuity Trust F/B/O
                                                  Teague Michael Thomas Egan,
                                                  Michael S. Egan, Trustee
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      |_|
                                                                    (b)      |X|
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*                                              PF
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION                  United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                           -0-
    SHARES        --------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER                         2,014,000(1)
  OWNED BY        --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER                      -0-
  REPORTING       --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER                    2,014,000(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   2,014,000(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [  ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      6.2%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                             00
--------------------------------------------------------------------------------

(1) Includes a $200,000 Convertible Note, convertible at anytime into 2,000,000 shares of common stock, subject to certain anti-dilution adjustment mechanisms.

                                  SCHEDULE 13D
----------------------------------------  --------------------------------------
CUSIP NO.  88335R101                                  PAGE 9 OF 16
----------------------------------------  --------------------------------------

-------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS            Michael S. Egan
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      |_|
                                                                    (b)      |X|
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*                                              PF
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION                  United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                           4,546,811(1)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER                         55,149,326(2)
  OWNED BY        --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER                      4,546,811(1)
  REPORTING       --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER                    55,149,326(2)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   55,696,137(3)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [  ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      71.2%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                             IN
--------------------------------------------------------------------------------

(1)(2)(3) Please see the next page

                                  SCHEDULE 13D
----------------------------------------  --------------------------------------
CUSIP NO.  88335R101                                  PAGE 10 OF 16
----------------------------------------  --------------------------------------


(1) Represents (i) 3,835,356 shares issuable upon the exercise of certain options which are either now exercisable or exercisable within the next 60 days by Mr. Egan individually, (ii) 697,455 shares of common stock owned directly by Mr. Egan, and (iii) 14,000 shares owned by Mr. Egan's spouse, of which Mr. Egan disclaims beneficial ownership.

(2) Represents (i) 5,523,588 shares of common stock owned by Dancing Bear Investments, Inc., (ii) warrants to acquire 6,236,422 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by Dancing Bear Investments, Inc., (iii) 333,333 shares of Series F Convertible Preferred Stock, which is convertible at any time into approximately 16,666,650 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by E&C Capital Partners, LLLP, (iv) warrants to acquire 7,222,222 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by E&C Capital Partners, LLLP, (v) a $750,000 Convertible Note, which is convertible at any time into 9,444,444 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, (vi) an aggregate of $1,000,000 in Convertible Notes, which are convertible at any time into 10,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, which are owned by certain trusts of which Mr. Egan is the trustee, and (vii) 56,000 shares of the common stock owned by certain trusts of which Mr. Egan is the trustee.

(3) Represents the sum of the items enumerated in footnotes (1) and (2) above.

ITEM 1.           SECURITY AND ISSUER

         This Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301.

ITEM 2.           IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D is filed on a joint basis pursuant to Rule 13d-1(k) by Dancing Bear Investments, Inc., a Florida corporation ("DBI"), E&C Capital Partners, LLLP, a Florida limited liability limited partnership ("E&C"), The Michael S. Egan Grantor Retained Annuity Trust F/B/O of each of Sarah Egan Mooney, Eliza Shenners Egan, Catherine Lewis Egan, Teague Michael Thomas Egan and Riley Martin Michael Egan (each a "Trust" and collectively, the "Trusts"), and Michael S. Egan ("Mr. Egan" and collectively with DBI, E&C and the Trusts, the "Reporting Person"). The address of each of the Reporting Persons is 110 East Broward Boulevard, 14th Floor, Fort Lauderdale, Florida 33301. Mr. Egan is the Chairman and Chief Executive Officer of the Issuer and a private investor. Mr. Egan has a controlling interest in both DBI and E&C and is the trustee of each of the Trusts.

(d)-(e) During the last five years, neither DBI, E&C, the Trusts nor Mr. Egan has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Egan is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment amends the original Schedule 13D dated March 28, 2003 filed by DBI, E&C and Mr. Egan. This Amendment includes an additional 1,000,000 options granted to Mr. Egan on May 21, 2003 and gives effect to the closing of an investment into the Convertible Notes and warrants of the Issuer by E&C and the Trusts on May 22, 2003 (the "Convertible Note Investment"). E&C used working capital provided by Mr. Egan as a controlling owner to make the Convertible Note Investment. The Trusts used other funds of the Trusts to make their respective investments in the Convertible Notes.

ITEM 4.           PURPOSE OF TRANSACTION

The Convertible Note Investment was completed for investment purposes.

The Reporting Persons are not aware of any plans or proposals which the Reporting Persons may have which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) any other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) (b) The amounts and percentages of Common Stock set forth in this Item 5 are based on (i) the shares beneficially owned by DBI, E&C, the Trusts and Mr. Egan, as set forth in Item 3 and (ii) 30,382,293 shares of Common Stock outstanding as of May 13, 2003.

                  Amount beneficially owned:

                  11,760,010 with respect to DBI
                  33,333,316 with respect to E&C
                  2,007,000 with respect to each of the Trusts f/b/o Sarah Egan Mooney and Eliza Shenners Egan
                  2,014,000 with respect to each of the Trusts f/b/o Riley Martin Michael Egan, Catherine Lewis Egan, and Teague Michael Thomas Egan
                  59,696,137 with respect to Mr. Egan

                  Percent of class:

                           32.1% with respect to DBI
                           52.3% with respect to E&C
                           6.2% with respect to each Trust
                           71.2% with respect to Mr. Egan

                  Number of shares as to which the person has:

                       sole power to vote or to direct the vote:

                               -0- with respect to DBI
                               -0- with respect to E&C
                               -0- with respect to each Trust
                               4,546,811 with respect to Mr. Egan

                      shared power to vote or to direct the vote:

                               11,760,010 with respect to DBI
                               33,333,316 with respect to E&C
                               2,007,000 with respect to each of the Trusts f/b/o Sarah Egan Mooney and Eliza Shenners Egan 2,014,000 with respect to each of the Trusts f/b/o Riley Martin Michael Egan, Catherine Lewis Egan, and Teague Michael Thomas Egan
                               55,149,326 with respect to Mr. Egan

                      sole power to dispose or to direct the disposition of:

                               -0- with respect to DBI
                               -0- with respect to E&C
                               -0- with respect to each Trust
                               4,546,811 with respect to Mr. Egan

                      shared power to dispose or to direct the disposition of:

                               11,760,010 with respect to DBI
                               33,333,316 with respect to E&C
                               2,007,000 with respect to each of the Trusts f/b/o Sarah Egan Mooney and Eliza Shenners Egan 2,014,000 with respect to each of the Trusts f/b/o Riley Martin Michael Egan, Catherine Lewis Egan, and Teague Michael Thomas Egan
                               55,149,326 with respect to Mr. Egan

(c) On May 22, 2003, E&C and the Trusts entered into a Note Purchase Agreement with the Issuer pursuant to which they acquired convertible promissory notes (the "Convertible Notes") in the aggregate principal amount of $1,750,000. The Convertible Notes are convertible at anytime into shares of the Issuer's common stock at a blended rate of $.09 per share (the Convertible Notes held by E&C convert at approximately $.0794 per share and the Convertible Notes held by the

Trusts convert at $.10 per share), which if fully converted, would result in the issuance of approximately 19,444,444 shares. The Convertible Notes have a one year maturity date, which may be extended at the option of the holder of the Note for periods aggregating two years. In addition, E&C was issued a warrant to acquire 3,888,889 shares of theglobe.com common stock at an exercise price of $.15 per share. The warrant is exercisable at any time on or before May 22, 2013. E&C is entitled to certain demand and piggy-back registration rights in connection with its investment. As a result of the issuance of the Convertible Notes and warrants at the foregoing conversion and exercise prices certain anti-dilutive adjustments were triggered on certain previously issued warrants of the Issuer, including a warrant held by DBI. The resulting revised number of shares of common stock issuable upon the exercise of the warrant held by DBI (previously 4,831,826 shares at an exercise price of $.96 per share and now 6,236,422 shares at an exercise price of $.68 per share) is included in DBI's beneficial ownership being reported on this Amendment. On May 21, 2003, Mr. Egan was granted options to acquired 1,000,000 shares of the Common Stock in his capacity as Chairman and Chief Executive Officer of the Issuer. In addition, on May 2, 2003, Mr. Egan acquired 30,788 shares of the Issuer's common stock in a private transaction with a third party in settlement of a dispute.

(d) None

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as set forth in items 4 and 5 above, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships of the nature described by item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

1.       Form of Warrant dated May 22, 2003 to acquire shares of Common Stock.

2. Note Purchase Agreement dated May 22, 2003 between theglobe.com, inc. and E&C Capital Partners, LLLP and the Trusts. (1)

3.       Form of Convertible Promissory Note dated May 22, 2003.

4.       Joint Filing Agreement dated June 1, 2003

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                  /s/ Michael S. Egan
                                  --------------------------------------------
                                  Michael S. Egan


                                  Dancing Bear Investments, Inc.


                                  By: /s/ Michael S. Egan
                                      -----------------------------------------
                                       Michael S. Egan
                                  Title: Chairman and President


                                  E & C Capital Partners, LLLP

                                  By:  E & C Capital Ventures, Inc.


                                  By: /s/ Edward A. Cespedes
                                      -----------------------------------------
                                  Print Name: Edward A. Cespedes
                                             ----------------------------------
                                  Title: President
                                         --------------------------------------

                                  The Michael S. Egan Grantor Retained
                                  Annuity Trust F/B/O Sarah Egan Mooney

                                  By: /s/ Michael S. Egan
                                      -----------------------------------------
                                       Michael S. Egan, Trustee


                                  The Michael S. Egan Grantor Retained
                                  Annuity Trust F/B/O Riley Martin Michael Egan

                                  By: /s/ Michael S. Egan
                                      -----------------------------------------
                                       Michael S. Egan, Trustee

                                  The Michael S. Egan Grantor Retained
                                  Annuity Trust F/B/O Eliza Shenners Egan

                                  By: /s/ Michael S. Egan
                                      -----------------------------------------
                                      Michael S. Egan, Trustee


                                  The Michael S. Egan Grantor Retained
                                  Annuity Trust F/B/O Catherine Lewis Egan

                                  By: /s/ Michael S. Egan
                                      -----------------------------------------
                                      Michael S. Egan, Trustee


                                  The Michael S. Egan Grantor Retained Annuity
                                  Trust F/B/O Teague Michael Thomas Egan

                                  By: /s/ Michael S. Egan
                                      -----------------------------------------
                                      Michael S. Egan, Trustee